

September 23, 2014

Via E-mail
C. Malcolm Holland, III
Chairman and Chief Executive Officer
Veritex Holdings, Inc.
8214 Westchester Drive, Suite 400
Dallas, Texas 75225

>   **Re:**   **Veritex Holdings, Inc.**
>   **Registration Statement on Form S-1**
>   **Amendment No. 1**
>   **Filed September 22, 2014**
>   **File No. 333-198484**

Dear Mr. Holland:

We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement. After reviewing any amendment to your registration statement, we may have additional comments.

Exhibit 5.1

1. Please refile the legal opinion and include the number of shares being opined upon.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services